[SHIP GRAPHIC} VANGUARD(R)
                                         P.O. Box 2600
                                         Valley Forge, PA 19482-2600

                                         610-669-1538
                                         Judy_L_Gaines@vanguard.com

May 17, 2006


Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission           via electronic filing
450 Fifth Street,
N.W., Fifth Floor
Washington, D.C. 20549

RE:  Vanguard Fixed Income Securities Funds

Dear Mr. Sandoe,

     The following responds to your comments of May 15, 2006 on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendments No. 78 and 79 which were filed on March 27, and March 29 2006, respectively.

Comment 1:        Prospectus - Primary Risks - Short-Term Federal Fund

Comment: Consider amending the description of credit risk for the Fund to note that some obligations are not backed by the full faith and credit of the U.S. government.

Response:         We include this disclosure in the primary strategy description for the Fund since the Fund may invest in such securities.
                  However, at present, the Fund has an average credit quality of Aaa, so we do not consider credit risk to be a primary risk.
                  Accordingly, we are comfortable leaving the disclosure as it reads in the 485(a) filing.

Comment 2/3:      Prospectus - Plain Talk About Portfolio Managers - GNMA Fund
                  and Inflation-Protected Securities Funds

Comment: If the Fund has more than one Portfolio Manager, please specify the role played by each in managing the Fund's assets.

Response:         We have discussed the comment with the Portfolio Managers of the Funds, and they have confirmed that the existing disclosure whereby the PMs are referred to as "co-managers" is an accurate description of their roles. The PMs work together in managing fund assets, sharing in the determination of strategies and risk exposures, and placing trades on behalf of their respective Funds. Furthermore, we believe that our existing disclosure satisfies the requirements of Item 5(a)(2) of Form N-1A. Accordingly, we do not plan to amend the disclosure.

Christian Sandoe, Esq
May 17, 2006
Page 2

Comment 4:        Prospectus - Primary Investment Strategies - Inflation-
                  Protected Securities Fund

Comment:          Please consider adding credit risk in this section.

Response:         Since the Fund invests 99.3% of its assets (as of April 30,
                  2006) in Treasury securities, we do not consider credit risk to be a primary risk of the Fund, or to be necessary in a discussion of the Fund's primary investment strategies.

Comment 5:        Tandy Requirements

As required by the SEC, the Funds acknowledge that:

         - Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

         - Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

         - Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact me at (610) 669-1538 with any questions or comments regarding the above responses. Thank you.

Sincerely,


Judith L. Gaines
Associate Counsel
Securities Regulation, Legal Department